ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

January 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Scott Anderegg

Re:	ALE Group Holding Ltd Post-Effective Amendment No. 5 to Registration Statement on Form F-1 Filed November 22, 2021 File No. 333-239225

Dear Mr. Anderegg:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 22, 2021 regarding our post-effective amendment No.5 to registration statement on F-1 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. The post-effective amendment No.6 to the Registration Statement accompanying this Response Letter is referred to as the Amended Registration Statement.

Post-Effective Amendment No. 5 to Form F-1 filed November 22, 2021

Summary of Risk Factors, page 1

1.	Please revise to provide here a cross-reference to the applicable page in your risk factor disclosure for each risk factor listed.

Response: In response to the Staff’s comment, we have added a cross-reference on pages 1 to 3 of the Amended Registration Statement.

Recent Regulatory Development in PRC, page 6

2.	We note your response to comment 2. Please provide on your cover page a brief description of whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page accordingly.

Risk Factors, page 11

3.	We note your response to our comment 4. Please revise to acknowledge that the SEC recently adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act, summarize the content of those rules and how they could impact you.

Response: In response to the Staff’s comment, we have revised the disclosure on page 30 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Tak Ching (Anthony) Poon
Tak Ching (Anthony) Poon
CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC